[Husch Blackwell LLP Letterhead]

Charles Christian Kirley Attorney 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.283.4625 fax: 816.983.8080 chris.kirley@huschblackwell.com

December 28, 2010

Securities and Exchange Commission Attn. Adam Turk Mail Stop 3010 100 F Street NE Washington DC 20549

Re:	Bigelow Income Properties, LLC – Registration No. 333-165876

Dear Mr. Turk:

Enclosed please find (i) a copy of Pre-Effective Amendment No. 3 to Form S-11 for Bigelow Income Properties, LLC, (ii) a scanned copy of the SEC’s December 6, 2010 comment letter concerning Pre-Effective Amendment No. 2 with the responses and/or actions taken to address the comments interlineated and (iii) a redline showing the changes from Pre-Effective Amendment No.2 to Pre-Effective Amendment No. 3.

If you would like a copy of any of the foregoing in electronic format or require any further information, please let me know.

If you have any questions, please feel free to contact me.

Yours very truly,

/s/ Charles Christian Kirley
Charles Christian Kirley

DIVISION OF

CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

December 6, 2010

Charles Christian Kirley, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

Re:     Bigelow Income Properties, LLC
Amendment No. 2 to Registration Statement on Form S-11 Filed November 19, 2010
File No. 333-165876

Dear Mr. Kirley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.
We note that your initial warrant entitles the holder to purchase up to 5,000,000 shares; however, assuming that the company sells the maximum amount in this offering, only 208,333 of these shares will be available upon immediate exercise of the initial warrant. We also note that all 5,000,000 shares would become available in the event that the company terminates its agreement with Husch Blackwell. Please disclose whether there are any other circumstances under which the initial warrant may be exercised.

Your observation concerning the 208,333 shares is correct.  The exercise of the Initial Warrant is directly tied to the Company’s success in raising capital.  As disclosed on pages 14, 15, 38, and 84, the holder of the Initial Warrant is entitled to acquire only one share for every $240 of capital raised in cash or in kind.

In addition to the termination of the agreement with Husch Blackwell, as disclosed on pages 12, 14, 17, 18 and 83 of the Prospectus, the Initial Warrant also can be exercised in full if the Company elects to utilize long term debt to acquire any assets owned by the Company.

2.
Please revise your prospectus to eliminate unnecessary repetitive disclosure. For example purposes only, you fully describe the terms of your initial warrant in your beneficial ownership section on page 37 and within the Risk Factors. The terms are again fully described on pages 40, 82, 96 and II-2.

This was the most difficult comment to deal with.  While we have eliminated several of the “full descriptions” of the Initial Warrant, including the one in the Glossary, the Company is not sure that it is possible to “over-disclose”. Although certain disclosures, such as the one noted, are repetitive, they appear at different locations and in different contexts.  For example, Comment 17 below requests an additional footnote that necessarily requires further disclosure concerning the Initial Warrant. Another example is the terms under which the offering will be terminated.  As pointed out below in connection with comments 3 and 7, this content comes up a number of times, but it is very significant.

As it is extremely difficult if not impossible to know the context in which an investor might note or overlook a disclosure, the Company respectfully requests that this comment be withdrawn, and that it not be required to further limit or eliminate existing disclosures.

Prospectus Cover Page

3.
We note that you will now be offering your shares for cash or in-kind consideration. Please explain how you intend to value and convert such in-kind consideration to the Company's use. For example, will you hold the in-kind consideration in trust and then liquidate it for cash on the IPO date?

The intent to offer shares for in-kind consideration is not new.  As noted in item 1. above, it was disclosed that the holder of the Initial Warrant is entitled to acquire only one share for every $240 of capital raised in cash or in kind.  The additional insertions on the Cover Page and at pages 2, 6, 13, 26, 28, 49, 80, 87, 92 and 93 were added to make it clear that the $1,000,000 minimum sale of shares that is needed to keep the offering alive could be in cash or in-kind.

To maintain parity between cash investors and in-kind investors, the property contributed by in-kind investors will be valued (and evaluated) in exactly the same manner as property that is purchased with the contributions of cash investors.  The same Acquisition Criteria as is disclosed on page 52 will be used in either event.

As is the intention regarding property to be purchased with cash contributions, it is anticipated that all in-kind contributions will be income producing real property that has demonstrated the capability of producing net operating income that will be available for the payment of expenses and distribution to shareholders. Property that is accepted as an in-kind contribution will be held or sold on the basis of the same criteria as property that is acquired with cash contributions.  In-kind contributions will not be liquidated unless and until the board determines that a sale of such property is the best course of action.

Investor Suitability Standards, page 1

4.
We note that your final bullet point under "Suitable Investors" which appears on page 2 states that it is estimated that the first cash distribution will occur no later than the end of your first full calendar quarter following the release of investors funds from escrow. Given that you have no operating history, no sources of revenue and cash of only $31,182.27, please tell us how you have a reasonable basis for this statement. See Item 10(b)(1) of Regulation S-K. Also, please note that you should disclose, if true, that you intend to pay distributions out of the proceeds of this offering.

The Company does not intend to pay any distributions out of the proceeds of this or any other offering.

The Company believes there is a very reasonable basis to believe that this statement is true.  The Company is structured on an income model, not a growth model.  Its purpose is to purchase properties that have a track record of producing net operating income that will be used to pay expenses and distributions.  If a property is not reasonably expected to have a stable net operating income, it will not satisfy the Company’s investment criteria.

As can be seen from the Company’s audited financial statements, while the Company does not have a large amount of capital, it also has very low operating expenses and very little debt.  As operating expenses are “above the line” when computing net operating income, the operating expense associated with each acquired property is expected to continue to be funded by the property.  Net operating income is then expected to be available to service debt, pay expense and fund distributions.

The Company is required to repay the outstanding $65,000 on the earlier of (i) the date that the Company achieves minimum share sales of 1,000,000 of its shares and receives the subscription proceeds therefrom or (ii) December 31, 2012.  It is anticipated that this debt will be paid from proceeds of the offering and, as such, will not impact distribution of the net operating income of property purchased with the net proceeds of the offering. The Company’s $200,000 contingent debt for legal fees, does not have to be paid unless and until the Company has $50,000,000 in assets or net operating income equal to or greater than $750,000 for a period of one year.  As such, it will either not be a factor in distributions for the first quarter or the Company thinks it is reasonable to believe that there will be adequate assets or net operating income to pay that obligation.

As the Company is not designed to incur long term acquisition debt when it purchases properties, the Company’s debt structure should also remain unaffected by acquisitions and is not intended to affect the Company’s ability to distribute what remains of net operating income after the payment of expenses and the establishment of reasonable reserves.

No money can be released from escrow unless and until the Company has contributions in cash or in kind of at least $1,000,000.

If the contribution(s) comprising the $1,000,000 (or more) is/are in-kind, the Company will be holding income producing property that has been determined to have equity worth the $1,000,000 (or more) based on a known net operating income divided by a capitalization rate deemed appropriate by the board.  No matter what capitalization rate is used to determine that value, there must, by definition, be a net operating income amount to which that capitalization rate is applied.  Furthermore, the Company has a reasonable basis to believe in the accuracy of the net operating income figures upon which the in-kind contribution amount is based as all such net operating income figures will have been subjected to the scrutiny of an audit pursuant to Rule 3-14 - Special Instructions for Real Estate Operations to be Acquired. And, since it is anticipated that the net operating income figure will be net of all expected expenses associated with operating the property and free of acquisition debt service, the Company believes it is reasonable to expect that the available net operating income will be adequate to cover current “outside” expenses such as accounting and legal fees, the establishment of reasonable reserves and still leave some money to be available for distribution at the end of the first quarter of ownership.

The same analysis holds true if all contributions are made in cash.  The Company anticipates that in any market there will be some acceptable investment that can be made within the scope of the Company’s investment criteria. Since that criteria requires that all properties be income producing and since the acquisition price will be based on some capitalization rate applied to an audited net operating income figure, which will be free of acquisition debt service, it is reasonable to expect that after the payment of outside expenses and the establishment of reasonable reserves there will be some amount available for distribution.

Even if no suitable investments can be made, proceeds will be invested in Government securities and cash items.  These are expected to provide some income at little or no additional expense.  Even at the anticipated modest rates of return on such types of investments, it is reasonable to expect that after the payment of limited outside expenses (with no need in this regard for the establishment of reserves), there will be some amount available for distribution.

Of course, the Company does not make any guaranties or predictions as to what the amount left for distribution may be (pages 6, 11, 14, 57 and 81) and discloses that the amount will be subject to a number of factors.  See for example, the Distributions discussion on page 11 and the Distribution Policy discussion on page 81.

Prospectus Summary, page 4

5.
Your prospectus summary should provide a balanced overview of the terms of your offering. We note your statement on page 4 which states that the company's objective is to provide a stable level of operating cash flow for distribution to shareholders as well as to increase shareholder value. Please balance this statement with a statement highlighting the fact that you currently have no cash flows from operations.

The Company has revised the disclosures on the Cover Page and pages 4, 5, 10, 48 and 56 to make it clear that it currently has no current cash flow from operations.  The text now reads (emphasis added for convenient reference):

“The Company’s objective is to provide a stable level of operating cash flow for distribution to Shareholders as well as to increase Shareholder value through prudent management of unleveraged real estate assets and diligent assessment of investments. However, the Company has no operating history and no current cash flow from operations.”

6.
We note your disclosure on page 4 that you are not organized and will not operate as a real estate investment trust. Given this, please remove the discussion of the Internal Revenue Code requirements for a REIT from your prospectus summary as it does not apply to your offering.

The discussion of the Internal Revenue Code requirements for a REIT has been removed from the prospectus summary, page 4.

7.
We note your response to comment 9 in our letter dated September 24, 2010 and we reissue, in part, the comment. Since the term "exchange," for the purposes of this offering, means any recognized securities market or regulated quotation service, including the Pink Sheets and the OTC Bulletin Board, when you refer to a nationally recognized exchange please clarify whether you are also referring to the Pink Sheets and the OTC Bulletin Board. For example purposes only, we note your disclosure on page 6 which refers to listing on a "nationally recognized exchange such as Amex or NASDAQ." Please revise here and throughout your prospectus including the definition of the "IPO date."

The term “exchange” is not a defined term that has a single meaning for purposes of this offering. There are two different contingencies involving the listing of the Company’s shares.  A particular type of exchange is identified in the context of each contingency.

The first contingency involving the listing of the Company’s shares on a particular type of exchange addresses the circumstances under which the offering will be continued or terminated.  This contingency current reads as follows on the Cover Page and pages 2, 6, 7, 13, 26, 49, 81, 87 and 92:

“If the Company does not sell $1,000,000 of Shares or get the Shares listed on an exchange prior to December 31, 2011, the Company will stop selling Shares, and each investor’s escrowed funds, including interest, will be returned within ten days.  For purposes hereof, the term “exchange” means any recognized securities market or regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities and is intended to include the OTC Bulletin Board and Pink Sheets.”

The second contingency that includes the listing of the Company’s shares on a particular type of exchange addresses the circumstances under which the IPO Date will be achieved. The definition of IPO Date currently provides:

“IPO Date” means the date upon which the last of the following events occurs: the Shares are (i) registered with the Commission, (ii) listed on a nationally recognized exchange such as Amex or Nasdaq and (iii) legally available for sale to the public.

In order to avoid confusion with the termination contingency, the definition of IPO Date in the Prospectus has been revised to exclude the possibly ambiguous phrase “nationally recognized exchange such as” and now simply reads as follows on pages 4 and 98:

“IPO Date” means the date upon which the last of the following events occurs: the Shares are (i) registered with the Commission, (ii) listed on Amex or Nasdaq and (iii) legally available for sale to the public.

Compensation of the Directors and their Affiliates, page 8

8.
We note your response to comment 19 in our letter dated September 24, 2010. Please revise this section and the disclosure on page 43 to clarify that the terms of your engagement letter with Husch Blackwell are not limited to this offering.

The following language has been added to the Prospectus on pages 8, 9 and 29: “The terms of the Company’s engagement letter with Husch Blackwell are not limited to this offering.”

Risk Factors

9.
We note the risk factor on page 14 relating to the dilution shareholders will face as the initial warrant is exercised. We also note that you plan to raise capital in excess of one hundred million dollars as soon as possible by way of additional equity offerings. Please provide a risk factor which discusses the dilution shareholders will face as when you conduct these future equity offerings.

The following risk factor has been added on page 15:

The Dilutive Effect Of The Initial Warrant Is Not Limited To This Offering And Will Continue Until The Company Has Raised $1,200,000,000 In Capital - The Initial Warrant may be exercised in part when the Company raises capital (one (1) Share for each Two Hundred Forty Dollars ($240.00) raised in cash or in-kind). Since the Initial Warrant is for five million (5,000,000) Shares, the dilutive effect of the Initial Warrant is not limited to this offering and will continue until the Company has raised $1,200,000,000 in capital ($240 x 5,000,000). Assuming a continued sales price of $10 per Share, the decrease in net tangible book value per share attributable to the exercise of the Initial Warrant in connection with future offerings shall continue to be $0.40 per share or 4%; and the immediate dilution from the public offering price that will be absorbed by other purchasers of Shares as a result of exercise of the Initial Warrant will continue to be $0.40 per share.

Any Exercise of Rights Under The Initial Warrant..., page 14

10.	Please expand this risk factor to discuss and quantify the immediate decrease in net tangible book value per share that shareholders will face as a result of the exercise of you initial warrant.

The following has been added to the end of this risk factor on page 14:

“The amount of decrease in net tangible book value per share attributable to the exercise of the Initial Warrant is $0.40 per share or 4%; and the amount of the immediate dilution from the public offering price that will be absorbed by other purchasers of Shares as a result of exercise of the Initial Warrant is $0.40 per share.”

There Is A Risk That Investors May Incur UBTI..., page 23

11.	Please revise this risk factor to define UBTI so that an investor who is unfamiliar with the technicalities of tax law can understand what you mean.

This risk factor on page 23 has been revised to read as follows:

There Is A Risk That Certain Investors May Incur Unrelated Business Taxable Income, Which Could Result In Greater Than Anticipated Tax Liabilities - There is a possibility that a tax exempt entity, an IRA or a qualified pension or profit sharing plan (including a Keogh) or stock bonus plan which invests in Shares may receive unrelated business taxable income and could become subject to federal income tax. Unrelated business taxable income is income generated by a tax-exempt entity by means of taxable activities. This income is not related to the main function of the charitable entity. A more detailed explanation of unrelated taxable income is set forth in IRS Publication 598. See “INCOME TAX CONSIDERATIONS” beginning at page 57 for further details with respect to this and other possible tax consequences of the ownership of Shares.

Use of Proceeds, page 27

12.
We note the two line items in the table for "Loan Brokerage Commissions." This appears inconsistent with the fee tables on pages 9 and 43. Please revise or advise. Also see the use of proceeds table on page 7.

There were three typographical errors on the tables on pages 7 and 28.  These items have been corrected.  The item that read, “Less: Possible Loan Brokerage Commissions and Finders Fees to Directors” now reads, “Less: Possible Real Estate Brokerage Commissions and Finders Fees to Directors”.

Also, to avoid confusion, the line items for commissions in the tables on pages 7 and 28 have been put in the same order of appearance as the similar line items in the fee tables on pages 9 and 43.

The tables on pages 7 and 28 now appears as follows:
	Maximum Offering 5,000,000 Shares at $10 per Share (1)		Minimum Offering 100,000 Shares at $10 per Share
	Dollar Amount	%	Dollar Amount	%
Gross Proceeds	$50,000,000	100%	$1,000,000	100%
Leveraged Funds	0	0	0	0
Total Company Funds	$50,000,000	100%	$1,000,000	100%

Less: Offering Expenses (2)	2,000,000	4%	$40,000	4%
Less: Reimbursements for Advances of Operating Expenses (3)	200,000	0.4%	$4,000	0.4%
Less: Retainer for Legal Fees (4)	500,000	1%	$10,000	1%

Initial Amount Available for Investment	$47,300,000	94.6%	$946,000	$94.6%

Less: Cash Reserves (5)	1,000,000	2%	$20,000	2%

Less: Possible Real Estate Brokerage Commissions and Finders Fees to Directors (6)	100,000.2%		2,000.2%

Less: Possible Loan Brokerage Commissions to Directors (7)	20,000.04%		400.04%

Cash Available For Investment (8)	46,180,000	92.36%	923,600	92.36%

13.          Please include a footnote to the table that describes the "Loan Brokerage Commissions."

The following footnotes, which are consistent with Note 4 of the Company’s audited financial statements, have been added to the tables on pages 7 and 28:

“(6)           The Company is authorized to pay affiliates real estate brokerage commissions and finders fees at market rates.  However, there are no currently existing or anticipated real estate brokerage commissions and finders fees payable.”

“(7)            The Company is authorized to pay affiliates loan brokerage commissions at market rates.  However, there are no currently existing or anticipated loan brokerage commissions payable.”

Capitalization of the Company, page 29

14.	Please revise this section to discuss your capitalization in the event that you raise the minimum proceeds of your offering.

The following paragraph has been added on page 30:

“If the Company sells the minimum number of Shares and assuming that the expenses in the aggregate amount to Fifty-Four Thousand Dollars ($54,000.00) the Company’s capitalization would be Nine Hundred Forty-Six Thousand Dollars ($946,000.00).”

Post IPO Date Independent Directors, page 30

15.
For each of your post IPO date independent directors please clarify the individual's principal occupations and employment during the past five years providing the dates for each position held. See Item 401(e) of Regulation S-K.

The disclosures concerning the independent directors have been updated and clarified beginning on page 31.

16.
For each director nominee, please file a consent by that director to be named in your registration statement as a person who has agreed to serve as a director. See Instruction 2 to Item 401(a) of Regulation S-K and Rule 438 of Regulation C.

A consent in the following form, signed by each person who will be an independent director has been attached as a part of Exhibit 23.3:

CONSENT OF INDEPENDENT DIRECTOR NAMED IN REGISTRATION STATEMENT

I hereby consent to my identification as an independent director of Bigelow Income Properties, LLC and all references to me included in or made a part of such Registration Statement on Form S-11.

/s/____________________________

December ________, 2010

Security Ownership of Certain Beneficial Owners and Management, page 36

17.
We note your response to comment 24 in our letter dated September 24, 2010, and we reissue, in part the comment. Please clarify whether Mr. Kirley owns his shares by virtue of his ownership of 2309 Holdings, LLC. Also please account for the securities over which Mr. Kirley may have beneficial ownership due to the exercise of the initial warrant. Please include these securities within the table or explain in a footnote why they should not be included.

Although the Company believes that the essence of this comment was already covered, we have tried to emphasize the points raised and have revised the section in question beginning on page 37 to read as follows:

Security Ownership of Certain Beneficial Owners and Management - As of the date hereof, the Original Manager, (2309 Holdings, LLC) owns one (1) Share and the Initial Warrant.  Charles Christian Kirley is currently the sole owner of the Original Manager. As such, Charles Christian Kirley currently beneficially owns one (1) Share in the Company and the Initial Warrant. In the future, other Directors and other individuals or entities that have, in the sole discretion of the manager of the Original Manager (which is currently Charles Christian Kirley), contributed in a significant manner to the formation and/or success of the Company, may participate in beneficial ownership of Company Shares by virtue of being allowed to become a member of Original Manager.

If the Initial Warrant is exercised in full and Charles Christian Kirley remains the sole owner of the Original Manager, Mr. Kirley will beneficially own 5,000,000 Shares in the Company.

The current beneficial ownership of the Company is as follows:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Common Stock	Charles Christian Kirley 4801 Main, Suite 1000 Kansas City, MO 64112 (beneficial owner by virtue of being the current sole owner of Original Manager, 2309 Holdings, LLC, which is the current sole owner of the Company)	One Share (With the contingent right pursuant to the Initial Warrant to acquire an additional share for each $240 of equity capital raised by the Company, which if exercised in full could result in the beneficial ownership of 5,000,000 Shares ) (1)	100%

(1) The exercise of the Initial Warrant is tied (i) to the success of Company management in raising capital for the business of the Company, and the holder of the Initial Warrant shall be authorized to exercise the Initial Warrant and purchase one (1) Share for each Two Hundred Forty Dollars ($240.00) of equity capital raised by the Company (including the fair market value of contributions in-kind) from time to time, (ii) to any event whereby the Company becomes authorized to engage in leveraged acquisitions and incur debt for the acquisition of Company assets that is not necessary for timing purposes and will not be retired as soon as practicable by the sale of Shares, which shall automatically enable the holder of the Initial Warrant to immediately exercise all or any part of the Initial Warrant, or (iii) the termination by the Company of the agreement with Husch Blackwell LLP for legal services, which shall automatically enable the holder of the Initial Warrant to immediately exercise all or any part of the Initial Warrant and immediately obtain a voting block of up to five million (5,000,000) Shares that the Company can be compelled to register with the Commission and list on an acceptable exchange. Depending on the level of the Company’s capitalization and/or the outstanding number of Shares at the time, this may result in a change in control to the Original Manager.

Summary of Policies, page 37

18.
We note your disclosure on pages 37 and 38 that no debt shall be incurred in connection with the acquisition of company assets. Please reconcile this with your disclosure on page 6 which states that non-recourse debt may be incurred in connection with the acquisition of company assets.

The Company respectfully suggests that no reconciliation is necessary and that the two statements in question present the same, consistent policy.

The Statement on page 6 is set forth below for convenient reference.  As noted in your comments, the proviso at the end of the first sentence discloses that non-recourse debt may be incurred in connection with the acquisition of Company assets if such debt is necessary for timing purposes and will be retired as soon as practicable by the sale of Shares.

Policy with Respect to Leverage - The Company anticipates that its acquisitions will consist entirely of stable, non-leveraged, income generating real estate properties; provided, however, non-recourse debt may be incurred in connection with the acquisition of Company assets if such debt is necessary for timing purposes and will be retired as soon as practicable by the sale of Shares.  All other Company debt shall be solely for the purpose of meeting operating expenses or capital needs associated with the formation of the Company, registration or listing of the Company’s securities (including costs associated with the registration or listing of the Shares) or the operation, maintenance or improvement of the Company’s assets (and then only on a non-recourse basis and on terms that contemplate full payment of all principal and interest in the shortest commercially reasonable period practicable).

The Company does not have a maximum leverage policy.  The Company’s policy is to avoid leverage whenever possible, and when debt is necessary, to retire it as quickly as possible.

If debt is incurred, Company assets will be pledged as collateral to the extent required by the Company’s lenders.  This could include mortgages on properties as well as a pledge of any Government securities or cash items owned by the Company.

The Summary of Policies (now beginning on page 38) does not indicate that “no debt shall be incurred in connection with the acquisition of company assets” as suggested in your comments. The first sentence discloses that the Company may borrow money, but only in limited circumstances.  The second sentence goes on to disclose that debt will not be incurred for acquisitions unless such debt is necessary for timing purposes and will be retired as soon as practicable by the sale of Shares, which is consistent with the statement noted above in the summary section.

However, to completely harmonize the two sections, we have added language in the Summary of Policies to make it clear that all debt must be obtained on a non-recourse basis.  The current text (emphasis added here for convenient reference) reads as follows beginning on page 38:

(b) To borrow money.  Section 2.07(b) of the Company’s operating agreement provides that the Company may borrow money, but only in limited circumstances.  Unless such debt is necessary for timing purposes and will be retired as soon as practicable by the sale of Shares, without approval of (i) the Original Shareholder (until the Company shall have raised capital in excess of One Hundred Million Dollars ($100,000,000.00), at which point the Originating Shareholder’s approval shall not be required) and (ii) seventy-five percent (75%) or more of the Shareholders, no debt shall be incurred in connection with the acquisition of Company assets, and all other debt shall be solely for the purpose of meeting operating expenses or capital needs associated with the formation or operation of the Company (including costs associated with the registration or listing of the Shares) and/or the operation,  maintenance or improvement of Company assets (and then only on a non-recourse basis and on terms that contemplate full payment of all principal and interest in the shortest commercially reasonable period practicable).  As such, absent the required vote, the Company will not borrow any funds that do not meet the foregoing criteria.

Conflicts of Interest, page 44

All Amounts Paid to Directors by the Company ..., page 45

19.
We note your disclosure that "[t]he Company's Directors ... may receive a loan brokerage commission or finder's fee for the acquisition of a loan for the company." Please clarify whether the company intends to invest in loans or whether this loan will be debt incurred by the company.

The Company does not intend to invest in loans.

The subject sentence on page 46 has been changed to read as follows (emphasis added here for convenient reference):

“The Company’s Directors and their affiliates may receive real estate brokerage commissions or finders fees upon the acquisition or sale of a property and loan brokerage commissions or finder’s fees in connection with debt incurred by the Company.”

Investments in Real Properties, page 49

20.
We note your response to comment 26 in our letter dated September 24, 2010. Please revise this section to indicate that your discussion of multifamily properties is for example purposes only and is not intended to limit the scope of your potential acquisitions.

The Company has qualified the entire discussion beginning on page 50 as suggested with emphasis on the fact that the discussion of multifamily properties is just an example.

The lead-in to the section now reads:

Investments in Real Property - In executing the Company’s investment strategy with respect to investments in real property, the Company intends to pursue what it believes to be the best opportunities available at any particular time.  The discussions of particular types of properties below (such as multifamily properties) are for example purposes only and are not intended to limit the scope of the Company’s potential acquisitions.

Expenses Incurred and Reimbursement Obligations, page 56

21.
We note your response to comment 27 in our letter dated September 24, 2010. Please revise this section to state the amount of your organizational expenses that have already been paid, and how these expenses were paid. Also please revise this section to clarify who provided your organizational expenses aside from Mr. Kirley.

The section on page 57 has been revised to read as follows:

Expenses Incurred and Reimbursement Obligations - The Company has incurred syndication costs in the approximate amount of $239,317.73. Of this amount, $39,317.73 has been paid as follows: accounting fees, $5,000; SEC filing fee, $3,565; wire fee, $15; and legal fees, $30,737.73.

The foregoing amounts have currently been paid from the proceeds of a $65,000 note dated January 30, 2010 (“Note”) which evidences advances made to the Company by Charles Christian Kirley. Interest accrues on the Note at the Applicable Federal Rate in effect from time to time for instruments with an equivalent term. The Company is required to repay the Note on the earlier of (i) the date that the Company achieves minimum sales of 1,000,000 of its shares and receives the subscription proceeds therefrom or (ii) December 31, 2012. The proceeds of the Note can be used solely to fund the Company’s organizational and offering expenses or repayment of amounts due under the Note.

Other than the $500 equity contribution by 2309 Holdings, LLC in connection with the acquisition of 1 Share of the Company’s stock, the Company has not received any funds or advances from any other source.

The remaining $200,000 noted above represents contingent legal fees for time expended by Charles Christian Kirley in connection with the Company’s syndication efforts.  This amount is required to be paid when and if the Company has $50,000,000 in assets or net operating income equal to or greater than $750,000 for a period of one year.

All syndication costs are charged directly to shareholder equity. All amounts advanced in connection with the formation or operation of the Company and/or the registration, listing and offering of the Shares are subject to reimbursement.

Necessity of Prospective Shareholder Obtaining Professional Advice, page 79

We note the second paragraph under this subheading states that in no event should the company, the directors, or any of their affiliates, counsel or any other professional advisors engaged by them be considered guarantors of the tax consequence of an investment in the company. Your prospectus should not imply that investors may be unable to rely upon the opinion of counsel obtained in connection with the offering. Please revise accordingly.

This item on page 80 has been changed to read as follows:

“Shareholders should obtain the advice of their own professional tax advisors with respect to the tax consequences of this investment in the context of their particular circumstances.”

Notes to Financial Statements  Syndication Costs, page F-4
23.
Please tell us the nature of the services provided that resulted in the paid legal fees as well as the contingent legal fees. Clarify how you determined that these services represent syndication costs and not organization costs or other professional fees.

Other than de minimis amounts that would be difficult (if not impossible) to isolate, all of the amounts that have been paid by the Company to date have been incurred in connection with the packaging of an investment vehicle. The vast majority of costs have been incurred in connection with the production of the Registration Statement on Form S-11.  The same is true in connection with the $200,000 contingent fees that are footnoted.

This is particularly true in that certain initial legal time expenditures were ultimately challenged by the Company and written off as providing no value to the Company.  The negotiations that lead to these write offs and the deferral of the contingent amount also resulted in a write off of any legal fees and costs that might arguably have been characterized as organizational costs.  As such, at this point in time, the Company, in consultation with its accountants, determined that either nothing or an immaterial amount has been paid by the Company for anything other than syndication expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest (202) 551-3432 or Daniel Gordon at (202) 551-3486, if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck Branch Chief

cc:	Charles Christian Kirley, Esq. Via facsimile: (816) 421-0596